Exhibit 99.3

NUTRIEN LTD.

INTERIM FINANCIAL STATEMENTS AND NOTES

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2026

Unaudited

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended June 30		Six Months Ended June 30

($ millions, except as otherwise noted)	Note	2026	2025	2026	2025

Sales	2, 8	10,812	10,438	16,858	15,538

Freight, transportation and distribution		203	240	447	466

Cost of goods sold		7,358	7,023	11,514	10,577

Gross Margin		3,251	3,175	4,897	4,495

Selling expenses		1,001	951	1,800	1,708

General and administrative expenses		169	148	333	300

Provincial mining taxes		110	97	200	165

Share-based compensation (recovery) expense		(41)	49	75	91

Foreign exchange loss, net of related derivatives		13	22	16	29

Other expenses	3	222	126	336	194

Earnings Before Finance Costs and Income Taxes		1,777	1,782	2,137	2,008

Finance costs		173	155	349	334

Earnings Before Income Taxes		1,604	1,627	1,788	1,674

Income tax expense	4	382	398	427	426

Net Earnings		1,222	1,229	1,361	1,248

Attributable to

Equity holders of Nutrien		1,214	1,221	1,345	1,232

Non-controlling interest		8	8	16	16

Net Earnings		1,222	1,229	1,361	1,248

Net Earnings Per Share Attributable to Equity Holders of Nutrien (“EPS”)

Basic		2.53	2.51	2.80	2.52

Diluted		2.53	2.50	2.80	2.52

Weighted average shares outstanding for basic EPS		479,600,000	487,396,000	480,426,000	488,391,000

Weighted average shares outstanding for diluted EPS		479,824,000	487,598,000	480,725,000	488,563,000

Condensed Consolidated Statements of Comprehensive Income

		Three Months Ended June 30		Six Months Ended June 30

($ millions, net of related income taxes)		2026	2025	2026	2025

Net Earnings		1,222	1,229	1,361	1,248

Other comprehensive (loss) income

Items that will not be reclassified to net earnings:

Net fair value loss on investments		(10)	-	(10)	(18)

Items that have been or may be subsequently reclassified to net earnings:

(Loss) gain on currency translation of foreign operations		(11)	162	61	201

Other		(9)	22	(15)	26

Other Comprehensive (Loss) Income		(30)	184	36	209

Comprehensive Income		1,192	1,413	1,397	1,457

Attributable to

Equity holders of Nutrien		1,184	1,404	1,380	1,440

Non-controlling interest		8	9	17	17

Comprehensive Income		1,192	1,413	1,397	1,457

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Cash Flows

		Three Months Ended June 30		Six Months Ended June 30

($ millions)	Note	2026	2025	2026	2025

Operating Activities

Net earnings		1,222	1,229	1,361	1,248

Adjustments for:

Depreciation and amortization		604	614	1,210	1,185

Share-based compensation (recovery) expense		(41)	49	75	91

(Recovery of) provision for deferred income tax		(17)	(48)	24	32

Net (undistributed) distributed earnings of equity-accounted investees		(1)	90	(2)	85

Long-term income tax receivables and payables		1	54	(14)	16

Other long-term assets, liabilities and miscellaneous		70	(37)	97	(32)

Cash from operations before working capital changes		1,838	1,951	2,751	2,625

Changes in non-cash operating working capital:

Receivables		(2,385)	(2,462)	(2,915)	(2,605)

Inventories and prepaid expenses and other current assets		2,909	2,894	1,918	1,620

Trade, other payables and accrued liabilities		122	155	(121)	(184)

Cash Provided by Operating Activities		2,484	2,538	1,633	1,456

Investing Activities

Capital expenditures[1]		(491)	(424)	(816)	(724)

Business acquisitions, net of cash acquired		10	-	(40)	(11)

Purchase of investments, held within three months, net		(33)	(53)	(41)	(69)

Purchase of investments		(1)	(91)	(1)	(93)

Proceeds from sale of investments		-	93	-	276

Net changes in non-cash working capital		16	10	(78)	(78)

Other		(6)	(30)	(16)	(39)

Cash Used in Investing Activities		(505)	(495)	(992)	(738)

Financing Activities

(Repayment of) proceeds from debt, maturing within three months, net		(2,239)	(578)	(318)	334

Proceeds from debt	6	1,000	-	1,000	998

Repayment of debt		(36)	(531)	(45)	(535)

Repayment of principal portion of lease liabilities		(108)	(106)	(208)	(216)

Dividends paid to Nutrien’s shareholders	7	(266)	(268)	(528)	(533)

Repurchase of common shares	7	(173)	(105)	(320)	(253)

Issuance of common shares		2	26	47	29

Other		(2)	(10)	(24)	(31)

Cash Used in Financing Activities		(1,822)	(1,572)	(396)	(207)

Effect of Exchange Rate Changes on Cash and Cash Equivalents		(13)	21	(12)	23

Increase in Cash and Cash Equivalents		144	492	233	534

January 1, 2026 opening balance prior to restatement for amendments to IFRS 9	9	-	-	701	-

Adjustment on initial application of amendments to IFRS 9 on January 1, 2026	9	-	-	(13)	-

Cash and Cash Equivalents – Beginning of Period		777	895	688	853

Cash and Cash Equivalents – End of Period		921	1,387	921	1,387

Cash and cash equivalents is composed of:

Cash		726	1,228	726	1,228

Short-term investments		195	159	195	159

		921	1,387	921	1,387

Supplemental Cash Flows Information

Interest paid		192	220	340	352

Income taxes paid (received)		87	(19)	124	(12)

Total cash outflow for leases		159	139	296	289

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended June 30, 2026 of $469 million and $22 million (2025 – $398 million and $26 million), respectively, and for the six months ended June 30, 2026 of $768 million and $48 million (2025 – $677 million and $47 million), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated other comprehensive (loss) income (“AOCI”)

($ millions, inclusive of related tax, except as otherwise noted)	Number of common shares	Share capital	Contributed surplus	(Loss) gain on currency translation of foreign operations	Other	Total AOCI	Retained earnings	Equity holders of Nutrien	Non- controlling interest	Total equity

Balance – December 31, 2024	491,025,446	13,748	68	(537)	22	(515)	11,106	24,407	35	24,442

Net earnings	-	-	-	-	-	-	1,232	1,232	16	1,248

Other comprehensive income	-	-	-	200	8	208	-	208	1	209

Shares repurchased for cancellation (Note 7)	(4,741,786)	(133)	(10)	-	-	-	(114)	(257)	-	(257)

Dividends declared[1]	-	-	-	-	-	-	(533)	(533)	-	(533)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(21)	(21)

Effect of share-based compensation including issuance of common shares	581,799	35	(3)	-	-	-	-	32	-	32

Transfer of net gain on sale of investment	-	-	-	-	(27)	(27)	27	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	1	1	-	1	-	1

Other	-	-	-	(2)	-	(2)	1	(1)	-	(1)

Balance – June 30, 2025	486,865,459	13,650	55	(339)	4	(335)	11,719	25,089	31	25,120

Balance – December 31, 2025	481,962,233	13,519	57	(329)	-	(329)	12,076	25,323	42	25,365

Net earnings	-	-	-	-	-	-	1,345	1,345	16	1,361

Other comprehensive income (loss)	-	-	-	60	(25)	35	-	35	1	36

Shares repurchased for cancellation (Note 7)	(4,576,390)	(128)	-	-	-	-	(199)	(327)	-	(327)

Dividends declared[1]	-	-	-	-	-	-	(529)	(529)	-	(529)

Non-controlling interest transactions	-	-	-	-	-	-	-	-	(23)	(23)

Effect of share-based compensation including issuance of common shares	906,954	55	(6)	-	-	-	-	49	-	49

Transfer of net loss on cash flow hedges	-	-	-	-	5	5	-	5	-	5

Other	-	-	-	-	-	-	1	1	-	1

Balance – June 30, 2026	478,292,797	13,446	51	(269)	(20)	(289)	12,694	25,902	36	25,938

1 During the six months ended June 30, 2026, we declared dividends of $1.10 per share (2025 – $1.09 per share).

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Condensed Consolidated Balance Sheets

		As at June 30		As at December 31

($ millions)	Note	2026	2025	2025

Assets

Current assets

Cash and cash equivalents		921	1,387	701

Receivables	8	8,687	8,086	5,675

Inventories		6,164	5,576	6,977

Prepaid expenses and other current assets		395	566	1,396

		16,167	15,615	14,749

Non-current assets

Property, plant and equipment		22,672	22,496	22,747

Goodwill		12,174	12,121	12,136

Intangible assets		1,565	1,745	1,667

Investments		137	407	144

Other assets		840	871	858

Total Assets		53,555	53,255	52,301

Liabilities

Current liabilities

Short-term debt	6	527	1,882	873

Current portion of long-term debt	6	1,434	538	513

Current portion of lease liabilities		366	363	346

Trade, other payables and accrued liabilities	8	9,296	8,991	9,309

		11,623	11,774	11,041

Non-current liabilities

Long-term debt	6	9,427	9,867	9,350

Lease liabilities		974	988	937

Deferred income tax liabilities		3,687	3,512	3,666

Pension and other post-retirement benefit liabilities		214	232	221

Asset retirement obligations and accrued environmental costs		1,447	1,536	1,468

Other non-current liabilities		245	226	253

Total Liabilities		27,617	28,135	26,936

Shareholders’ Equity

Share capital	7	13,446	13,650	13,519

Contributed surplus		51	55	57

Accumulated other comprehensive loss		(289)	(335)	(329)

Retained earnings		12,694	11,719	12,076

Equity holders of Nutrien		25,902	25,089	25,323

Non-controlling interest		36	31	42

Total Shareholders’ Equity		25,938	25,120	25,365

Total Liabilities and Shareholders’ Equity		53,555	53,255	52,301

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Six Months Ended June 30, 2026

Note 1 Basis of presentation

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of farmers.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2025 annual audited consolidated financial statements with the exception of the amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, which were adopted effective January 1, 2026 (refer to Note 9). These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual audited consolidated financial statements and should be read in conjunction with our 2025 annual audited consolidated financial statements. These interim financial statements are presented in millions of US dollars, unless otherwise indicated, which is the functional currency of Nutrien and the majority of its subsidiaries.

Certain immaterial 2025 figures have been reclassified in Note 2 Segment information.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on August 5, 2026.

Note 2 Segment information

We have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial. Retail also manufactures and distributes proprietary products and provides services directly to farmers through a network of retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include the global sales, freight, transportation and distribution of our products, which are reported within these segments, respectively. Potash freight, transportation and distribution reported costs only apply to our North American potash sales volumes. Sales reported under our Corporate and Others segment relates to our non-core businesses. EBITDA presented in the succeeding tables is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization.

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Unaudited

In the fourth quarter of 2025, the Chief Operating Decision Maker (“CODM”) reassessed our product groupings and determined that the performance of our Purchase for Resale business should be evaluated as part of the Corporate and Others segment. It had previously been presented in our Nitrogen segment. The Purchase for Resale business focuses primarily on sales to international customers. Purchased product that remains in upstream is primarily purchases of inventory to satisfy sales contracts that we cannot fulfill with our manufactured products. The CODM concluded this change was appropriate based on the nature and strategic alignment of purchase for resale activities. Comparative amounts for the Corporate and Others and Nitrogen segments were reclassified. As a result of the reclassification, the Corporate and Others segment reflected the following increases and the Nitrogen segment reflected the corresponding decreases for the three and six months ended June 30, 2025.

($ millions)	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Sales	73	143
Gross Margin	3	7
EBITDA	2	5

	Three Months Ended June 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	8,270	1,055	959	441	87	-	10,812

– intersegment	-	80	314	84	-	(478)	-

Sales – total	8,270	1,135	1,273	525	87	(478)	10,812

Freight, transportation and distribution[1]	-	82	119	57	(1)	(54)	203

Net sales	8,270	1,053	1,154	468	88	(424)	10,609

Cost of goods sold	6,224	446	611	493	88	(504)	7,358

Gross margin	2,046	607	543	(25)	-	80	3,251

Selling expenses (recovery)	998	2	6	2	-	(7)	1,001

General and administrative expenses	55	4	7	3	100	-	169

Provincial mining taxes	-	110	-	-	-	-	110

Share-based compensation recovery	-	-	-	-	(41)	-	(41)

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

Other expenses	45	14	45	16	87	15	222

Earnings (loss) before finance costs and income taxes	948	477	485	(46)	(159)	72	1,777

Depreciation and amortization	183	181	150	69	21	-	604

EBITDA	1,131	658	635	23	(138)	72	2,381

Share-based compensation recovery	-	-	-	-	(41)	-	(41)

Foreign exchange loss, net of related derivatives	-	-	-	-	13	-	13

ARO/ERL related expenses for non-operating sites[2] (Note 3)	-	-	-	-	11	-	11

Restructuring costs (Note 3)	-	-	-	-	66	-	66

Adjusted EBITDA	1,131	658	635	23	(89)	72	2,430

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

Unaudited

	Three Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	7,959	992	1,031	382	74	-	10,438

– intersegment	-	93	309	67	-	(469)	-

Sales – total	7,959	1,085	1,340	449	74	(469)	10,438

Freight, transportation and distribution[2]	-	94	153	53	-	(60)	240

Net sales	7,959	991	1,187	396	74	(409)	10,198

Cost of goods sold	5,941	440	674	363	70	(465)	7,023

Gross margin	2,018	551	513	33	4	56	3,175

Selling expenses (recovery)	948	2	7	1	(1)	(6)	951

General and administrative expenses	44	2	6	1	95	-	148

Provincial mining taxes	-	97	-	-	-	-	97

Share-based compensation expense	-	-	-	-	49	-	49

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

Other expenses	54	8	1	7	46	10	126

Earnings (loss) before finance costs and income taxes	972	442	499	24	(207)	52	1,782

Depreciation and amortization	177	188	166	68	15	-	614

EBITDA	1,149	630	665	92	(192)	52	2,396

Share-based compensation expense	-	-	-	-	49	-	49

Foreign exchange loss, net of related derivatives	-	-	-	-	22	-	22

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(2)	-	(2)

Restructuring costs (Note 3)	-	-	-	-	21	-	21

Adjusted EBITDA	1,149	630	665	92	(102)	52	2,486

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Six Months Ended June 30, 2026

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	11,910	2,021	1,843	919	165	-	16,858

– intersegment	-	155	561	153	-	(869)	-

Sales – total	11,910	2,176	2,404	1,072	165	(869)	16,858

Freight, transportation and distribution[1]	-	197	236	119	(1)	(104)	447

Net sales	11,910	1,979	2,168	953	166	(765)	16,411

Cost of goods sold	9,064	868	1,258	982	152	(810)	11,514

Gross margin	2,846	1,111	910	(29)	14	45	4,897

Selling expenses (recovery)	1,796	5	12	4	(3)	(14)	1,800

General and administrative expenses	99	7	11	5	211	-	333

Provincial mining taxes	-	200	-	-	-	-	200

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange (gain) loss, net of related derivatives	(2)	-	-	-	18	-	16

Other expenses	81	40	72	23	97	23	336

Earnings (loss) before finance costs and income taxes	872	859	815	(61)	(384)	36	2,137

Depreciation and amortization	367	356	302	141	44	-	1,210

EBITDA	1,239	1,215	1,117	80	(340)	36	3,347

Share-based compensation expense	-	-	-	-	75	-	75

Foreign exchange loss, net of related derivatives	-	-	-	-	18	-	18

ARO/ERL related income for non-operating sites (Note 3)	-	-	-	-	(17)	-	(17)

Restructuring costs (Note 3)	-	-	-	-	82	-	82

Impairment of assets recorded in other income and expenses (Note 3)	-	21	-	-	9	-	30

Adjusted EBITDA	1,239	1,236	1,117	80	(173)	36	3,535

1 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Six Months Ended June 30, 2025

	Downstream	Upstream and Midstream

($ millions)	Retail	Potash	Nitrogen[1]	Phosphate	Corporate and Others[1]	Eliminations	Consolidated

Sales – third party	11,049	1,758	1,853	720	158	-	15,538

– intersegment	-	188	491	134	-	(813)	-

Sales – total	11,049	1,946	2,344	854	158	(813)	15,538

Freight, transportation and distribution[2]	-	211	272	98	1	(116)	466

Net sales	11,049	1,735	2,072	756	157	(697)	15,072

Cost of goods sold	8,345	820	1,272	724	139	(723)	10,577

Gross margin	2,704	915	800	32	18	26	4,495

Selling expenses (recovery)	1,703	5	14	3	(4)	(13)	1,708

General and administrative expenses	88	4	11	3	194	-	300

Provincial mining taxes	-	165	-	-	-	-	165

Share-based compensation expense	-	-	-	-	91	-	91

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

Other expenses	79	10	13	13	64	15	194

Earnings (loss) before finance costs and income taxes	834	731	762	13	(356)	24	2,008

Depreciation and amortization	361	345	308	140	31	-	1,185

EBITDA	1,195	1,076	1,070	153	(325)	24	3,193

Share-based compensation expense	-	-	-	-	91	-	91

Foreign exchange loss, net of related derivatives	-	-	-	-	29	-	29

ARO/ERL related expenses for non-operating sites (Note 3)	-	-	-	-	3	-	3

Restructuring costs (Note 3)	-	-	-	-	22	-	22

Adjusted EBITDA	1,195	1,076	1,070	153	(180)	24	3,338

1 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

2 Potash freight, transportation and distribution costs only apply to our North American potash sales volumes.

Unaudited

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2026	2025	2026	2025

Retail sales by product line
Crop nutrients	3,541	3,391	5,024	4,585
Crop protection products	2,755	2,666	3,892	3,638
Seed	1,278	1,278	1,840	1,810
Services and other	308	286	483	432
Merchandise	291	238	514	427
Nutrien Financial	145	135	225	205
Nutrien Financial elimination[1]	(48)	(35)	(68)	(48)

	8,270	7,959	11,910	11,049

Potash sales by geography
Manufactured product

North America	353	382	837	816

Offshore[2]	781	701	1,338	1,127
Other potash and purchased products	1	2	1	3

	1,135	1,085	2,176	1,946

Nitrogen sales by product line
Manufactured product

Ammonia	289	359	456	599

Urea and ESN®	355	530	771	912

Solutions, nitrates and sulfates	492	430	908	751
Other nitrogen and purchased products[3]	137	21	269	82

	1,273	1,340	2,404	2,344

Phosphate sales by product line
Manufactured product

Fertilizer	335	285	694	534

Industrial and feed	183	155	366	306
Other phosphate and purchased products	7	9	12	14

	525	449	1,072	854

1 Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

2 Relates to Canpotex Limited (“Canpotex”) (see Note 8) and includes provisional pricing adjustments for the three months ended June 30, 2026 of $18 million (2025 – $27 million) and the six months ended June 30, 2026 of $15 million (2025 – $58 million).

3 Comparative figures have been reclassified for our Purchase for Resale business from Nitrogen to the Corporate and Others segment.

Note 3 Other expenses (income)

	Three Months Ended June 30		Six Months Ended June 30
($ millions)	2026	2025	2026	2025

Restructuring costs	66	21	82	22

Earnings of equity-accounted investees	(4)	(9)	(6)	(14)

Bad debt expense	34	38	49	57

Project feasibility costs	24	26	42	41

Customer prepayment costs	19	19	38	37

Legal expenses	12	5	17	7

ARO/ERL related expenses (income) for non-operating sites	11	(2)	(17)	3

Impairment of assets	-	-	30	-

Other expenses	60	28	101	41

	222	126	336	194

Unaudited

Note 4 Income taxes

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Actual effective tax rate on earnings (%)	23	23	24	24

Actual effective tax rate including discrete items (%)	24	24	24	25

Discrete tax adjustments that impacted the tax rate[1]	11	22	3	27

1 Discrete tax adjustments arise from specific, significant or unusual events that are recognized in the period in which the event occurs, rather than being allocated across the year through the annual effective tax rate.

Note 5 Financial instruments

Our financial instruments carrying amounts are a reasonable approximation of their fair values, except for our long-term debt, including current portion, that has a carrying value of $10,861 million and fair value of $10,400 million as at June 30, 2026. There were no transfers between levels for financial instruments measured at fair value on a recurring basis.

Note 6 Debt

On May 29, 2026, we issued $1 billion of senior notes. The senior notes are unsecured, rank equally with our existing unsecured debt, and have no sinking fund requirements prior to maturity. Each series of outstanding senior notes is redeemable and has various provisions for redemption prior to maturity, at our option, at specified prices.

($ millions, except as otherwise noted)	Rate of interest (%)	Maturity	Amount

Senior notes issued in 2026	4.850	May 29, 2031	500

Senior notes issued in 2026	5.350	May 29, 2036	500

			1,000

During the six months ended June 30, 2026, we entered into a $69 million uncommitted revolving demand facility. As at June 30, 2026, there were no borrowings outstanding under this facility. We also extended the maturity of our accounts receivable purchase facility from March 6, 2026 to March 31, 2028.

Note 7 Share capital

Share repurchase programs

The following table summarizes our share repurchase activities during the periods indicated below:

	Three Months Ended June 30		Six Months Ended June 30
($ millions, except as otherwise noted)	2026	2025	2026	2025

Number of common shares repurchased for cancellation	2,494,887	1,878,972	4,576,390	4,741,786

Average price per share (US dollars)	69.33	56.39	70.08	53.19

Total cost, inclusive of tax	179	108	327	257

Subsequent to June 30, 2026, as of August 4, 2026, an additional 1,238,033 common shares were repurchased for cancellation at a cost of $82 million and an average price per share of $66.98.

Dividends declared

We declared a dividend per share of $0.55 (2025 – $0.545) during the three months ended June 30, 2026, payable on July 17, 2026 to shareholders of record on June 30, 2026.

Unaudited

Note 8 Related party transactions

We sell potash outside Canada and the US exclusively through Canpotex. Our total revenue is recognized at the time product is loaded for shipping, at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. The receivable outstanding from Canpotex arose from sale transactions described above. It is unsecured and bears no interest. Any credit losses held against this receivable are expected to be negligible. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed-upon prices. Purchases from Canpotex for the three months ended June 30, 2026 were $58 million (2025 – $20 million) and the six months ended June 30, 2026 were $122 million (2025 – $77 million).

($ millions)	As at June 30, 2026	As at December 31, 2025

Receivables from Canpotex	339	279

Payables to Canpotex	100	63

Note 9 Accounting policies, estimates and judgments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments

Amendments to IFRS 9 and IFRS 7, Amendments to the Classification and Measurement of Financial Instruments, were adopted effective January 1, 2026, the required adoption date. The amendments clarified the timing of recognition and derecognition of financial assets and financial liabilities. The adoption resulted in a change in the accounting policy relating to the timing of the derecognition of certain financial assets and financial liabilities, such that derecognition now occurs upon settlement.

The amendments were applied retrospectively without restatement of prior periods in accordance with the transitional provisions other than, on initial adoption, there was an adjustment of $(13) million to opening cash and cash equivalents as at January 1, 2026, which has been reflected in the condensed consolidated statement of cash flows for the six months ended June 30, 2026.